1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 15, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F          x                                                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                                               No          x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/07/15

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1	Press Release to announce 3rd quarter 2009 financial forecast on 2009/07/15

Exhibit 1

Chunghwa Telecom Announces 2009 Financial Forecast

Taipei, Taiwan, R.O.C. July 14, 2009 - Chunghwa Telecom Co., Ltd. (“CHT” or “the Company”, TAIEX: 2412, NYSE: CHT) today announced its detailed parent-company only financial forecasts for the third quarter 2009. Revenues are NT$45.85 billion, income before income tax is NT$11.79 billion and EPS is NT$0.93.

(NT billions except EPS)	3Q09E	2Q09A	3Q08A	% changes
				QoQ	YoY
Revenue	45.85	45.16	46.69	1.52	(1.80)
Gross profit	20.79	22.23	22.82	(6.50)	(8.91)
Operating Expenses	9.04	7.50	8.60	20.47	5.02
Operating Income	11.75	14.73	14.22	(20.22)	(17.32)
Income before income tax	11.79	15.05	17.28	(21.71)	(31.79)
EPS	0.93	1.19	1.37	(21.80)	(32.08)
EBITDA	20.73	23.78	23.58	(12.84)	(12.11)
EBITDA Margin%	45.21	52.66	50.51	(14.14)	(10.50)
Acquisition of property, plant and equipment, long-term investments	8.76	5.61	7.82	56.18	12.06
Disposal of property, plant and equipment, long-term investments	—	—	0.05	—	(100.00)

Revenues of third quarter are expected to increase NT$700 million or 1.52% compared with that for the second quarter 2009 due to the pickup of the economy. Operating costs and expenses of third quarter 2009 will increase NT$3.6 billion or 12.05% as compared to that for the second quarter. The increase is mainly resulting from the higher summer electricity bills and other seasonal factors, higher marketing expenses including handset subsidies. The company expects the economy will rebound in the second half of 2009, hence will increase relevant expense such as handset subsidies in the second half of 2009 to boost the revenues.

Revenues of third quarter are expected to decrease NT$839 million or 1.8% as compared to the same period last year. The decrease is primarily attributed to economic downturn, competition and tariff reduction imposed by regulator. Operating costs and expenses are expected to increase NT$1.62 billion or 5% mainly resulted from higher electricity rate and increase of handset costs. In addition, non operating income of third quarter 2009 decreased NT$3 billion year over year mainly because of the NT$2.7 billion net exchange profit, including the write-off of NT$2 billion valuation loss related to the foreign exchange derivatives in third quarter 2008.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

• Note Concerning Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Chunghwa may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Chunghwa does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

• Special Note Regarding Non-GAAP Financial Measures

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned set forth at the end of this release and which shall be read together with the accompanying financial statements prepared under ROC GAAP.

If you have any questions in connection with the change of accounting policy, please contact the following person:

Contact name:	Ms. Fu-fu Shen

Phone:	+886 2 2344 5488

Fax:	+886 2 3393 8188

Email:	ffshen@cht.com.tw

Address:	CHUNGHWA TELECOM CO., LTD.

21-3 Hsinyi Road, Section 1,

Taipei, Taiwan,

Republic of China

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